The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-37919
PRELIMINARY PROSPECTUS SUPPLEMENT (Subject to Completion, Issued September 2, 2003)
(To Prospectus dated November 18, 1997)

                                                      Shares

          % SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
(Liquidation Preference $25.00 per Share)

The Series A Preferred Stock will not be redeemable before September      , 2008 except under limited circumstances intended to preserve our status as a real estate investment trust for federal income tax purposes. Beginning September      , 2008, we may redeem the Series A Preferred Stock, in whole or in part, at $25.00 per share plus accrued and unpaid dividends. Dividends on the Series A Preferred Stock will be cumulative from the date of issuance and are payable quarterly, starting December 15, 2003. The Series A Preferred Stock has no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities.

We expect to list the Series A Preferred Stock on the New York Stock Exchange under the symbol “     ” and expect that trading will commence within 30 days after the initial delivery of the Series A Preferred Stock.

Investing in the Series A Preferred Stock involves risks. See “Risk Factors” on page S-4.

PRICE $25 A SHARE

		Underwriting Discounts	Proceeds to
	Price to Public	and Commissions	Koger

Per Share	$	$	$
Total	$	$	$

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted to the underwriters the right to purchase up to an additional           shares of Series A Preferred Stock to cover overallotments.

The underwriters expect to deliver the Series A Preferred Stock in book-entry form only through the facilities of The Depository Trust Company, Clearstream, Luxembourg or the Euroclear System, as the case may be, on or about September      , 2003.

MORGAN STANLEY

September      , 2003

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of their dates. Our business, financial condition, results of operations and prospects may have changed since then.

      As used in this prospectus supplement, references to “we,” “our,” the “Company” and “Koger” and similar references are to Koger Equity, Inc. and its consolidated subsidiaries unless otherwise expressly stated or the context otherwise requires.

FORWARD-LOOKING STATEMENTS

      Certain matters discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurance that our expectations will be attained. Certain factors that could cause actual results to differ materially from our expectations are set forth under the caption “Risk Factors” herein and as risk factors in our SEC reports and filings, including our annual report on Form 10-K for the year ended December 31, 2002. You should carefully read these risk factors. Included among these factors are:

•	Changes in economic conditions, including changes in the economic conditions affecting industries in which our principal tenants compete, both generally and in the markets in which we concentrate.

•	The effect of market interest rates on the price of the Series A Preferred Stock.

•	Our ability to timely lease or re-lease space at current or anticipated rents to creditworthy tenants.

•	Our ability to achieve economies of scale over time.

•	The demand for tenant services beyond those traditionally provided by landlords.

•	Changes in interest rates.

•	Changes in operating costs.

•	Our ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labor environment.

•	Future demand for our debt and equity securities.

•	Our ability to refinance our debt on reasonable terms at maturity.

•	Our ability to complete current and future development projects on schedule and on budget.

•	Discoveries of new or pre-existing environmental liabilities or non-compliance with environmental laws.

•	Other factors that may, from time to time, be discussed in our SEC reports and filings.

      Many of these factors are beyond our ability to control or predict. Forward-looking statements are not guarantees of performance. For forward-looking statements contained or incorporated by reference herein, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

ii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC. This means that we have disclosed important information to you by referring you to those documents. Our SEC file number is 1-9997. The information we incorporate by reference is considered a part of this prospectus supplement and the accompanying prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below which we have filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

•	Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 2003.

•	Current Reports on Form 8-K and 8-K/A, filed with the SEC on January 16, January 29 (filed under Item 5), February 19, April 14, June 27, July 16, July 25 and September 2, 2003.

      All documents that we file after the date of this prospectus supplement but before we terminate the offering of our securities shall be deemed to be incorporated by reference in this prospectus supplement and will be part of the prospectus supplement from the date we file that document; provided, however, that we are not incorporating by reference any information furnished under Item 9 or Item 12 of any Current Report on Form 8-K. Any information in future filings that is meant to supersede or modify any existing statement in this prospectus supplement will so supersede or modify the statement as appropriate.

      You may request a copy of any or all of the documents incorporated by reference in this prospectus supplement, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents), at no cost, by writing or telephoning our offices at the following address:

Koger Equity, Inc.

225 NE Mizner Boulevard, Suite 200
Boca Raton, Florida 33432
Attention: Principal Financial Officer
Telephone number (561) 395-9666

      Our filings with the SEC are also available to the public over the internet at the SEC’s web site at http//www.sec.gov or in the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

iii

PROSPECTUS SUPPLEMENT SUMMARY

      The following is only a summary. It should be read together with the more detailed information elsewhere in this prospectus supplement and the accompanying prospectus. In addition, important information, including capitalized terms used but not defined in this prospectus supplement, is incorporated by reference into the prospectus. Unless otherwise stated or the context otherwise requires, the information contained in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional shares of Series A Preferred Stock to cover overallotments.

Koger Equity, Inc.

      We are a self-administered and self-managed equity real estate investment trust, or REIT, which develops, owns, operates, leases and manages suburban office buildings in metropolitan areas in the southeastern and southwestern United States. Our portfolio of assets consists of 124 office buildings totaling 8.93 million rentable square feet located in 16 suburban office projects in 9 metropolitan areas in the southeastern United States and Houston, Texas. As of June 30, 2003, the office projects in our portfolio were on average 82% occupied and the average annual base rent per rentable square foot occupied was $17.20. We expect to continue to acquire existing properties in markets compatible with our long-term investment strategy of investing in markets with a diversified and growing economic base with proven liquidity.

      We are committed to providing a high level of tenant service. We provide leasing, management and other customary tenant-related services for each of the properties we manage. In addition to managing our own properties, for the past several years we have provided property and asset management services through our wholly-owned subsidiaries for office buildings owned by third parties. Currently, however, we are not providing property and asset management services for any office buildings owned by third parties though we may decide to do so again in the future.

      As of June 30, 2003, we also owned approximately 55.8 acres of unencumbered land held for development, approximately 15.5 acres of unencumbered land held for sale and approximately 6 acres of land which is not suitable for development. A majority of the land held for development adjoins five of our office projects, which have infrastructure, including roads and utilities, in place. The remaining land held for development adjoins properties that were sold during 2001. We intend over time to develop and construct office buildings using this land and to acquire additional land for development.

      We have benefited, and expect to continue to benefit, from the following competitive advantages:

      Strong Suburban Office Property Market Franchise. Our office projects are sited for tenant convenience. Always near major transportation arteries, they are accessible to airports, business centers, preferred shopping areas and labor markets.

      Superior Property Management. Each of our office projects is maintained by an on-site, full-service, professional staff.

      Development Expertise and Available Land Holdings. Since the beginning of 1998, we have developed over 1.9 million square feet of office space. We also hold approximately 55.8 acres of unencumbered land which we intend to develop in the future.

      Acquisition Expertise. Since the beginning of 1998, we have acquired over 3.6 million square feet of office space for approximately $420 million. It is our intent to continue to acquire suburban office properties.

      We are organized as a Florida corporation. Our executive offices are located at 225 NE Mizner Boulevard, Suite 200, Boca Raton, Florida 33432 and our telephone number is (561) 395-9666.

Recent Developments

Agreement to Acquire Dallas, Texas Properties

      In August, 2003, we entered into a binding agreement to acquire two properties known as the Rosemeade Building and CIGNA Plaza in Dallas, Texas for approximately $33.2 million. The two office buildings contain an aggregate of approximately 280,000 square feet of rentable space and are to be acquired from the State Teachers Retirement System of Ohio, an unrelated third party. According to records provided by the seller of the properties, the properties are currently 96% leased. We expect to fund this purchase with a portion of the net proceeds from this offering.

The Offering

Issuer	Koger Equity, Inc.

Securities Offered	shares of % Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share. We may sell up to additional shares of Series A Preferred Stock to the underwriters to cover overallotments, if any.

Dividends	You will be entitled to cumulative cash dividends on the Series A Preferred Stock at a rate of % of the liquidation preference of the Series A Preferred Stock per year, or $ per year per share. Dividends on the Series A Preferred Stock will be payable quarterly each year on the fifteenth day of March, June, September and December. The first dividend is payable on December 15, 2003 and at that time you will be entitled to receive the full amount of a quarterly dividend, plus a prorated amount for the period from the date of original issuance of the Series A Preferred Stock through September 15, 2003.

Maturity	The Series A Preferred Stock will not have a stated maturity and will not be subject to any sinking fund or mandatory redemption provisions. Accordingly, the Series A Preferred Stock will remain outstanding unless we decide to redeem it.

Optional Redemption	We may not redeem the Series A Preferred Stock prior to September , 2008, except under limited circumstances intended to preserve our status as a real estate investment trust for federal income tax purposes. On or after September , 2008, at our option, we may redeem the Series A Preferred Stock, in whole or in part, for cash in the amount of $25.00 per share, plus accrued and unpaid dividends to the date of redemption.

Liquidation Preference	If we liquidate, dissolve or wind up our operations, the holders of Series A Preferred Stock will have the right to receive $25.00 per share, plus all accrued and unpaid dividends to the date of payment, before any payment is made to the holders of our common stock.

Ranking	We will pay dividends, and if we liquidate, dissolve or wind up our operations we will make liquidating distributions, to holders of the Series A Preferred Stock and any other outstanding series of our preferred stock on an equal basis before we make any such payments to holders of our common shares. At this time we do not have any series of preferred stock outstanding.

Voting Rights	Holders of Series A Preferred Stock generally will have no voting rights. However, if we do not pay dividends on the Series A Preferred Stock for six or more quarterly periods (whether or not consecutive), the holders of the Series A Preferred Stock (voting separately as a class with all other classes or series of our equity securities upon which similar voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on our board of directors until we pay all dividends we owe on the Series A Preferred Stock. The holders of the Series A Preferred Stock also will be entitled to additional voting rights as described in this prospectus supplement and the accompanying prospectus.

NYSE Listing	We expect to list the Series A Preferred Stock on the New York Stock Exchange under the symbol “ ” and expect that trading will commence within 30 days after initial delivery of the Series A Preferred Stock.

No Conversion Rights	The Series A Preferred Stock will not be convertible into or exchangeable for any other securities or property.

Book-Entry Form	The Series A Preferred will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company.

Restriction on Ownership and Transfer	Our articles of incorporation and bylaws contain provisions which are intended to help preserve our status as a real estate investment trust for federal income tax purposes. For example, if our board of directors determines that the direct or indirect ownership of shares of our capital stock, including the Series A Preferred Stock, has or may become concentrated to an extent that would prevent us from qualifying as a real estate investment trust, we may redeem those shares at any time. Similarly, we may prevent any proposed transfer of our capital stock, including the Series A Preferred Stock, which would jeopardize our status as a real estate investment trust.

Use of Proceeds	We will use the net proceeds from the offering of the Series A Preferred Stock to acquire the Rosemeade Building and CIGNA Plaza in Dallas, Texas and to reduce the outstanding balance of our credit facility.

RISK FACTORS

      Investing in the Series A Preferred Stock involves risks. As with other publicly traded securities, the value of the Series A Preferred Stock will depend upon various market conditions and other factors which may change from time to time. In particular, the market value of the Series A Preferred Stock may fluctuate depending on market interest rates relative to the dividend rate on the Series A Preferred Stock, the extent of investor interest in our company and the market’s perception of us, including our growth potential and the value of our assets. Specific factors which could adversely affect our financial condition, our results of operations or the market’s perception of us and hence the market value of the Series A Preferred Stock include the following:

•	Our financial condition and results of operations are subject to all the risks normally associated with the real estate industry, including risks that we may be unable to renew leases or relet space at favorable rents as leases expire to creditworthy tenants, that tenants will default or declare bankruptcy, that new acquisitions and our development, construction and renovation projects may fail to perform as expected, that competition for acquisitions could result in increased prices and, because real estate is illiquid, that we may not be able to sell properties when appropriate.

•	Our financial condition and results of operations are subject to the risks normally associated with debt financing, including the possibility of increases in interest rates that would result in increased interest expense on our variable rate debt, the possibility that we will not be able to refinance our debt on favorable terms and the risk that cash flows from our properties may not be sufficient to fund our debt service obligations.

•	To qualify as a REIT, we have to distribute at least 90% of our net taxable income, excluding net capital gains to our shareholders. Consequently, to fund future growth and capital needs, we are dependent on third-party sources of capital, including future equity offerings. This capital may not be available or may be available only on unfavorable terms.

•	Our status as a REIT is dependent on compliance with complex tax rules and regulations and various factual matters and circumstances that may not be totally within our control. Our failure to qualify as a REIT would subject us to corporate taxes and would have a significant adverse effect on the value of our outstanding securities, including the Series A Preferred Stock.

      For additional information about the foregoing risks and additional risk factors relevant to an investment in the Series A Preferred Stock, we refer you to the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference into this prospectus supplement.

USE OF PROCEEDS

      The net proceeds to us from the sale of the Series A Preferred Stock offered hereby will be approximately $           million, after deducting underwriting discounts and offering expenses payable by us (approximately $           million if the underwriter’s overallotment option is exercised in full). We intend to use $33.2 million to acquire the Rosemeade Building and CIGNA Plaza in Dallas, Texas, which we currently have under contract, and the remainder to reduce the outstanding balance under our credit facility. At June 30, 2003, the outstanding balance under our credit facility was approximately $31.0 million and had an interest rate of 3.33%. Our credit facility matures on December 27, 2004. Prior to funding the acquisition of the Dallas, Texas properties, we expect to invest a portion of the net proceeds from the sale of the Series A Preferred Stock in high quality short-term investments.

CAPITALIZATION

      The following table sets forth our actual and as adjusted capitalization as of June 30, 2003. The as adjusted amounts reflect the receipt of net proceeds from the sale of the Series A Preferred Stock of approximately $                million and the application of such proceeds as set forth herein under the caption “Use of Proceeds.”

	June 30, 2003

	Actual	As Adjusted

	(in thousands)
Debt:
Mortgages and loans payable(1)	$426,371	$

Total debt	$426,371	$

Shareholders’ equity:
Series A Preferred Stock offered hereby(2)	$—	$
Common Stock	298
Capital in excess of par value	472,364
Note receivable from stock sales to officers	(5,266)
Accumulated other comprehensive loss	(212)
Retained Earnings	613
Treasury Stock, at cost	(131,651)

Total shareholders’ equity	$336,146	$

Total capitalization	$762,517	$

(1)	Includes actual and as adjusted credit facility borrowings of approximately $31.0 million and $ million, respectively, at June 30, 2003.
(2)	At June 30, 2003, 50,000,000 shares of preferred stock, $.01 par value, were authorized, but none were outstanding. As adjusted, shares of preferred stock, $.01 par value, were outstanding in the form of the Series A Preferred Stock.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth our selected consolidated financial data and should be read in conjunction with the consolidated financial statements and notes incorporated by reference herein. Our selected operating, balance sheet and other data for the years ended December 31, 1998 through 2002 and for the periods then ended have been derived from our audited financial statements. The unaudited financial data for the six months ended June 30, 2003 and 2002 includes all adjustments, consisting of normal recurring accruals, which we consider necessary for the fair presentation of our financial position and the results of operations for such period. The results for the six month period may not be indicative of the results to be expected for the full year.

	Six Months Ended
	June 30,		Year Ended December 31,
(in thousands, except ratio
information and per share data)	2003	2002	2002	2001	2000	1999	1998

	(unaudited)
Operating Data:
Rental revenues and other rental services	$72,244	$62,450	$126,404	$165,623	$164,733	$156,153	$133,663
Interest income	140	232	405	776	703	457	446
Total operating revenues(1)	72,580	64,203	129,751	169,703	166,526	158,537	135,940
Expenses
Property operations	28,042	22,388	46,235	61,608	61,868	60,582	53,719
Depreciation and amortization	16,612	13,252	27,908	35,099	34,244	31,477	27,454
Mortgage and loan interest	14,770	11,823	25,145	26,112	28,157	22,730	17,543
General and administrative expense	6,030	5,457	11,381	8,412	20,217	8,633	6,953
Net Income	7,721	9,488	16,423	73,223	27,153	36,586	29,602
Earnings per share — diluted	0.36	0.44	0.77	2.75	1.01	1.35	1.10
Dividends declared per common share	0.70	0.70	1.40	3.14	1.40	1.35	1.15
Weighted average shares outstanding -diluted	21,335	21,408	21,378	26,610	26,962	27,019	26,901
Balance Sheet Data (end of period):
Operating properties (before depreciation)	$898,286	$787,215	$897,158	$663,286	$946,780	$927,523	$872,183
Undeveloped land	13,036	13,855	13,826	13,855	13,975	17,137	20,535
Total assets	796,738	701,830	805,085	690,585	851,022	885,739	834,995
Mortgages and loans payable	426,371	321,217	431,698	248,683	343,287	351,528	307,903
Total shareholders’ equity	336,146	351,407	343,068	354,542	448,493	467,826	464,763
Other Data:
Funds from operations(2)	$23,465	$22,528	$43,834	$69,681	$56,107	$65,011	$56,486
Income before interest expense, income taxes, total depreciation and amortization	$39,082	$34,659	$69,063	$135,118	$89,533	$90,980	$75,555
Number of buildings (at end of period)	124	121	124	120	194	218	251
Percent occupied (at end of period)	82%	86%	84%	90%	90%	93%	90%

(1)	Certain amounts have been reclassified for comparability with current year presentation.
(2)	The Company believes that Funds from operations is one measure of the performance of an equity REIT. Funds from Operations should not be considered as an alternative to net income as an indication of the Company’s financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company’s financial liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company’s needs. Funds from operations is calculated as follows (in thousands):

	Six Months
	Ended June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(unaudited)
Net income	$7,721	$9,488	$16,423	$73,223	$27,153	$36,586	$29,602
Depreciation — real estate	14,581	12,319	25,889	32,261	31,720	28,800	25,146
Amortization — deferred tenant costs	828	702	1,523	2,172	1,923	2,132	1,464
Amortization — goodwill	—	—	—	170	170	170	170
Amortization — fair value of acquired leases	924	—	—	—	—	—	—
Minority interest	—	20	20	1,044	1,156	1,174	139
Gain on sale or disposition of operating properties	—	—	—	(39,189)	(5,963)	(3,846)	—
Gain on sale or disposition of non-operating assets	(589)	(1)	(21)	—	(52)	(5)	(35)

Funds from operations	$23,465	$22,528	$43,834	$69,681	$56,107	$65,011	$56,486

OUR PORTFOLIO

      As of June 30, 2003, we owned 124 office buildings and 77 acres of unimproved land located in the nine metropolitan areas of Jacksonville, Orlando, St. Petersburg, and Tallahassee, Florida; Atlanta, Georgia; Charlotte, North Carolina; Memphis, Tennessee; Houston, Texas; and Richmond, Virginia. The office buildings acquired and developed by Koger have campus-like settings with extensive landscaping and ample tenant parking. The office buildings are generally low-rise, mid-rise and high-rise structures of contemporary design and constructed of masonry, concrete and steel, with facings of brick, concrete and glass. The office buildings benefit from convenient access via expressways, to the central business district and to shopping and residential areas in the respective communities. The properties are well maintained and adequately covered by insurance. The following table sets forth information relating to the properties owned by Koger as of June 30, 2003:

Property Location and Related Data

		Weighted		Land
	Number	Average Age		Improved	Unimproved
	of	of Buildings	Rentable	with Bldgs.	Land
Office Project/Location	Buildings	(In Years)(1)	Sq. Ft.	(In Acres)	(In Acres)

Atlanta Chamblee	21	21	1,124,174	76.2	2.5
Atlanta Gwinnett	3	7	262,789	15.9	19.6	(2)
Atlanta Perimeter	1	18	176,503	5.3
Atlanta Three Ravinia	1	12	804,528	3.8
Birmingham Colonnade					16.5
Charlotte University	2	4	182,891	18.7
Charlotte Vanguard	13	20	526,355	39.7	17.1
Columbia Spring Valley					1.0	(3)
Greensboro Wendover					9.1
Greenville Park Central					3.5
Houston Post Oak	3	23	1,204,852	11.4
Jacksonville Baymeadows	7	11	751,430	51.1
Jacksonville JTB	4	4	416,773	32.0
Memphis Germantown	6	10	530,688	34.6
Orlando Central	21	32	615,886	44.7	1.3
Orlando Lake Mary	2	4	303,481	20.2
Orlando University	5	9	383,786	27.1
Richmond Paragon	1	17	145,127	8.1
St. Petersburg	15	20	668,144	68.7	6.7	(4)
Tallahassee	19	21	834,025	62.7

Total	124		8,931,432	520.2	77.3

Weighted Average		17

(1)	The age of each office building was weighted by the rentable square feet for such office building to determine the weighted average age of (a) the buildings in each office project or location and (b) all office projects or locations owned by the Company.
(2)	Includes approximately 14.5 acres that are unimproved land held for sale.
(3)	Unimproved land held for sale.
(4)	Includes approximately six acres of land which are not suitable for development.

     The following table sets forth, with respect to each office building complex the number of leases, rentable square feet, percent occupied, and the average annual rent per rentable square foot occupied as of June 30, 2003.

				Average
	Number	Rentable		Annual
	of	Square	Percent	Base Rent Per
Office Project/Location	Leases	Feet	Occupied(1)	Square Foot(2)

Atlanta Chamblee	121	1,124,174	96%	$18.15
Atlanta Gwinnett	49	262,789	92	19.22
Atlanta Perimeter	11	176,503	64	21.21
Atlanta Three Ravinia(3)	21	804,528	67	17.69 (4)
Charlotte University	16	182,891	95	17.72
Charlotte Vanguard	57	526,355	72	17.20
Houston Post Oak(3)	96	1,204,852	74	17.89
Jacksonville Baymeadows	38	751,430	98	15.08 (4)
Jacksonville JTB	7	416,773	100	12.51 (4)
Memphis Germantown	81	530,688	75	18.67
Orlando Central	129	615,886	94	16.58
Orlando Lake Mary	17	303,481	65	18.87
Orlando University	57	383,786	82	19.36
Richmond Paragon	25	145,127	97	19.13
St. Petersburg	113	668,144	85	16.64
Tallahassee	58	834,025	71	17.63

Total	896	8,931,432

Weighted Average — Total Company			82%	$17.20

Weighted Average — Operational Buildings			86%	$17.05

Weighted Average — Buildings in Lease-up			71%	$17.82

(1)	The percent occupied rates have been calculated by dividing total rentable square feet occupied in an office building by total rentable square feet in such building.
(2)	Rental rates are computed by dividing (a) total annualized base rents (which excludes expense pass-throughs and reimbursements) for an office project or location as of June 30, 2003 by (b) the rentable square feet applicable to such total annualized base rents.
(3)	Currently in the lease-up period. The Company considers an acquired building to be in a lease-up period until the earlier of 85% occupancy or 18 months after acquisition or substantial completion.
(4)	Includes the effect of “triple net” leases where tenants pay substantially all operating costs in addition to base rent.

Lease Expirations on Our Properties

      The following table sets forth for all of our buildings (a) the number of leases which will expire during the remainder of calendar year 2003 (without regard to any renewals), calendar years 2004 through 2011, and years subsequent to 2011, (b) the total rentable area in square feet represented by such leases, (c) the percentage of total rentable square feet represented by such leases, (d) the average annual rent per square foot for such leases, (e) the current annualized base rents represented by such leases, and (f) the percentage of gross annualized base rents contributed by such leases. This information is based on the buildings owned by us as of June 30, 2003 and on the terms of leases in effect as of June 30, 2003, on the basis of then existing base rentals, and without regard to the exercise of options to renew. Furthermore, the information below does not reflect that some leases have provisions for early termination for various reasons, including, in the case of government entities, lack of budget appropriations. Leases were renewed on approximately 44% of the Company’s rentable square feet which were scheduled to expire during the six months ended June 30, 2003.

			Percentage of	Average	Total	Percentage
			Total Square	Annual Rent	Annualized	of Total
	Number of	Number of	Feet Leased	per Square	Rents Under	Annual Rents
	Leases	Square Feet	Represented by	Foot Under	Expiring	Represented by
Period	Expiring(1)	Expiring	Expiring Leases	Expiring Leases	Leases(2)	Expiring Leases

2003	208	958,336	13.1%	$17.31	$16,592,164	13.2%
2004	215	997,667	13.7	17.78	17,737,905	14.1
2005	179	956,083	13.1	16.69	15,958,521	12.7
2006	126	805,546	11.0	17.11	13,780,753	11.0
2007	77	988,851	13.5	17.16	16,968,673	13.5
2008	46	682,654	9.4	18.08	12,339,972	9.8
2009	23	1,098,055	15.0	17.90	19,656,385	15.6
2010	7	146,455	2.0	17.17	2,514,908	2.0
2011	4	109,146	1.5	14.76	1,610,967	1.3
Other	11	565,484	7.7	15.09	8,535,816	6.8

Total	896	7,308,277	100.0%	$17.20	$125,696,064	100.0%

(1)	Does not include owner occupied space.
(2)	Annualized rent is the monthly contractual base rent under existing leases as of June 30, 2003 multiplied by 12. Rent abatements are not included.

DESCRIPTION OF SERIES A PREFERRED STOCK

      This description of the particular terms of the Series A Preferred Stock offered hereby supplements and to the extent inconsistent therewith replaces the description of the general terms of the preferred stock set forth in the accompanying prospectus, to which description reference is hereby made. The summary of the terms of the Series A Preferred Stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to our amended and restated articles of incorporation (our “articles of incorporation”), the articles of amendment to our articles of incorporation relating to the Series A Preferred Stock (the “articles of amendment”) and our bylaws. Copies of our articles of incorporation, the articles of amendment relating to the Series A Preferred Stock and our bylaws may be obtained from us.

General

      Our articles of incorporation authorize us to issue up to 50,000,000 shares of preferred stock, to classify any unissued preferred stock and to reclassify any previously classified but unissued preferred stock of any series from time to time, in one or more series, as authorized by our board of directors. Prior to issuance of preferred stock of each series, our board of directors is required to set, subject to the provisions of the articles of incorporation, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions or other dividends, qualifications and terms or conditions of redemption for each such series. As of the date hereof, we have no shares of preferred stock outstanding.

      We will adopt the articles of amendment designating the terms of a series of preferred stock consisting of up to      shares, designated      % Series A Cumulative Redeemable Preferred Stock, par value $.01 per share. The Series A Preferred Stock will be senior to the common stock as to dividends and amounts payable upon liquidation.

      The Series A Preferred Stock does not contain any provisions affording holders of the Series A Preferred Stock protection in the event of a highly leveraged or other transaction that might adversely affect holders of our Series A Preferred Stock, except to the limited extent described below under “—Voting Rights.”

      The registrar, transfer agent and dividends disbursing agent for the Series A Preferred Stock will be Wells Fargo Shareowner Services.

      We expect to list the Series A Preferred Stock on the NYSE and expect that trading will commence within 30 days after initial delivery of the Series A Preferred Stock.

Ranking

      We will pay dividends, and if we liquidate, dissolve or wind up our operations, we will make liquidating distributions, to holders of the Series A Preferred Stock and the holders of any other then outstanding series of our preferred stock ranking on an equal basis with the Series A Preferred Stock before we make any such payments to holders of our common stock or any other then outstanding series of preferred stock ranking junior to the Series A Preferred Stock.

      While any shares of Series A Preferred Stock remain outstanding, we may not authorize, create or increase the authorized amount of any class of security that ranks senior to the Series A Preferred Stock with respect to the payment of dividends or amounts payable upon liquidation, dissolution or winding up, or any class of security convertible into shares of such a class, without the consent of the holders of two-thirds of the Series A Preferred Stock and any other series of preferred stock ranking equally with them as to the payment of dividends or amounts payable upon liquidation, dissolution or winding up, voting as a single class. We may, however, create additional classes of other shares, increase the authorized number of preferred stock above 50,000,000 or issue additional series of preferred stock ranking equally with the Series A Preferred Stock as to the payment of dividends or amounts payable upon liquidation, dissolution or winding up without the consent of any holder of the Series A Preferred Stock.

Dividends

      Holders of the Series A Preferred Stock shall be entitled to receive, when and as authorized by the board of directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of                               % of the liquidation preference per year, or $          per share of Series A Preferred Stock per year. Dividends on the Series A Preferred Stock shall be cumulative from the date of original issuance and shall be payable quarterly in arrears on the fifteenth day of March, June, September and December or, if not a business day, the next succeeding business day (each, a “dividend payment date”). The initial dividend on the Series A Preferred Stock, which will be paid on December 15, 2003, if authorized by our board of directors, will accrue from September      , 2003 and, accordingly, be for more than a full quarter. Such dividend and any dividends payable on the Series A Preferred Stock for any other partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our share records at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable dividend payment date falls or such other date designated by our board of directors for the payment of distributions that is not more than 50 nor less than 10 days prior to such dividend payment date (each, a “dividend record date”).

      No dividends on the Series A Preferred Stock will be authorized by our board of directors or paid or set apart for payment if such authorization, payment or setting apart for payment would violate any agreement to which we are a party or is restricted or prohibited by law. Dividends on the Series A Preferred Stock will, nonetheless, accrue whether or not any of the foregoing restrictions exist, whether or not there are funds legally available for the payment thereof and whether or not they are declared, and accrued but unpaid dividends will accrue as of the dividend payment date on which they first become payable.

      Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

      If for any taxable year, we elect to designate as “capital gain dividends,” as defined in the Internal Revenue Code of 1986, as amended (the “Code”), any portion of the dividends paid or made available for the year to the holders of all classes and series of our shares of our capital stock, then the portion of the dividends designated as capital gain dividends that will be allocable to the holders of the Series A Preferred Stock will be an amount equal to the total capital gain dividends multiplied by a fraction, the numerator of which will be the total dividends, within the meaning of the Code, paid or made available to the holders of the Series A Preferred Stock for the year, and the denominator of which will be the total dividends paid or made available to holders of all classes and series of our shares of beneficial interests for that year.

Liquidation Preference

      In the event of our voluntary or involuntary liquidation, dissolution, or winding up, the holders of any outstanding Series A Preferred Stock will be entitled to receive out of our assets available for distribution to shareholders remaining after payment or provision for payment of all of our debts and other liabilities before any distribution is made in respect of our common shares or any preferred stock ranking junior to the Series A Preferred Stock as to such assets, a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment. If upon voluntary or involuntary liquidation, dissolution or winding up, our assets are insufficient to make such full payments to holders of Series A Preferred Stock and other preferred stock ranking on a parity with the Series A Preferred Stock as to the distribution of assets upon our liquidation, dissolution or winding up, then holders of Series A Preferred Stock and such other preferred stock shall share ratably in any distribution of assets in proportion to the full liquidating distribution to which they would otherwise be respectively entitled. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will not be entitled to any further participation in any distribution of our assets. Neither our consolidation or merger with or into another corporation nor a merger of another corporation with or into us, nor a sale, lease or conveyance of all or substantially all of our property or business will be considered a liquidation, dissolution or winding up of our company.

Redemption

      Except in certain circumstances relating to the preservation of our status as a REIT for federal income tax purposes, the Series A Preferred Stock will not be redeemable prior to September      , 2008. On or after September      , 2008, we, at our option upon not less than 30 nor more than 60 days’ written notice, may redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date of redemption (except as provided below), without interest, to the extent that we have funds legally available therefor. Holders of certificates evidencing Series A Preferred Stock to be redeemed shall surrender such certificates at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any Series A Preferred Stock has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any Series A Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Series A Preferred Stock, such Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price and all accrued and unpaid dividends thereon. If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional Series A Preferred Stock) or by lot or by any other equitable method determined by us.

      Notice of redemption will be mailed by us, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, to the respective holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on our stock transfer records. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series A Preferred Stock except to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price and all accrued and unpaid dividends thereon; (iii) the number of Series A Preferred Stock to be redeemed; (iv) the place or places where the certificates evidencing the Series A Preferred Stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If fewer than all the Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock to be redeemed from such holder and the method by which shares will be selected for redemption.

      If redemption of any Series A Preferred Stock occurs prior to a dividend payment date, the holders of record of such Series A Preferred Stock on the related dividend record date shall not be entitled to receive the related dividend payable on the date of redemption. The holders of record of Series A Preferred Stock at the close of business on a dividend record date will instead receive on the corresponding dividend payment date the dividend payable with respect to the Series A Preferred Stock held by such holders on such dividend record date, notwithstanding the redemption thereof between such dividend record date and the corresponding dividend payment date or our default in the payment of the dividends due. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock to be redeemed.

      The Series A Preferred Stock will not have a stated maturity and will not be subject to any sinking fund or mandatory redemption provisions.

Voting Rights

      On any matter on which the Series A Preferred Stock is entitled to vote (as expressly provided in the articles of amendment or as may be required by law), each share of Series A Preferred Stock will be entitled to one vote except that when shares of any other series of preferred stock have the right to vote with the Series A Preferred Stock as a single class on any matter, the Series A Preferred Stock and the shares of the other series will have one vote for each $25.00 of liquidation preference.

      For further information regarding the voting rights of the holders of the Series A Preferred Stock, see “Description of Preferred Stock—Voting Rights” in the accompanying prospectus.

Conversion

      The Series A Preferred Stock is not convertible into or exchangeable for any of our other property or securities.

Restrictions on Ownership and Transfer

      Our articles of incorporation, bylaws and the articles of amendment contain or will contain certain provisions related to the ownership and transfer of our capital stock intended to help preserve our status as a REIT for federal income tax purposes. Among other things, our articles of incorporation provide, and the articles of amendment will provide that, if our board of directors shall determine, in good faith, that the direct or indirect ownership of any of our capital stock has or may become concentrated to an extent that would prevent us from qualifying as a REIT, our board of directors is authorized to call for purchase from any of our shareholders, upon notice, a number of shares of our capital stock (including the Series A Preferred Stock) sufficient, in the opinion of our board of directors, to bring the direct or indirect ownership of our capital stock into conformity with the REIT provisions of the Code. Similarly, our board of directors can prevent the transfer of our capital stock if, the board of directors shall determine, in good faith, that such transfer would concentrate ownership of our capital stock to an extent that would prevent us from qualifying as a REIT.

      The articles of amendment will provide that the redemption price for any shares of Series A Preferred Stock so redeemed shall be $25.00 per share plus (except as provided below) accrued and unpaid dividends to the date fixed for redemption. Notice of any such redemption shall be mailed, first class postage prepaid, not less than 30 days nor more than 90 days prior to the redemption date to each holder of record of shares of Series A Preferred Stock to be redeemed at the address shown on our stock transfer records; provided that if we shall have reasonably concluded, based upon the advice of independent tax counsel experienced in such matters, that such redemption must be made on a date which is earlier than 30 days after the date of such mailing in order to preserve our status as a REIT for federal income tax purposes or to comply with federal tax laws relating to our qualification as a REIT, then we may give such shorter notice as is necessary to effect the redemption on such earlier date. Holders of certificates evidencing Series A Preferred Stock to be redeemed shall surrender such certificates at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any Series A Preferred Stock has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any Series A Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Series A Preferred Stock, such Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price and all accrued and unpaid dividends thereon.

Book-Entry System

      The Series A Preferred Stock will be evidenced by a global Series A Preferred Stock certificate that will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of Cede & Co. as DTC’s nominee. Except as set forth below, record ownership of the global certificate may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

      So long as Cede & Co., as the nominee of DTC, is the registered holder of the global certificate, Cede & Co. for all purposes will be considered the sole holder of the global certificate. Except as provided below, owners of beneficial interests in the global certificate will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and will not be considered holders of certificates.

      You may elect to hold beneficial interests in the global certificate through either DTC in the United States or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), in Europe if you are a participant of such system, or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in

Clearstream, Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank will act as depositary for Euroclear (in such capacities, the “U.S. Depositaries”).

      Payment of dividends on, or the redemption price of, the global certificate will be made to Cede & Co., the nominee for DTC, as the registered holder of the global certificate, by wire transfer of immediately available funds on each dividend payment date or redemption date. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global certificate, for maintaining, supervising or reviewing any records relating to the beneficial ownership interests or for the performance by DTC, or any organizations that are participants or indirect participants in DTC, of their respective obligations under the rules and procedures governing their operations.

      Disbursements of distributions to participants shall be the responsibility of DTC. We have been informed by DTC that, with respect to any payment of dividends on, or the redemption price of, the global certificate, DTC’s practice is to credit any DTC participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the Series A Preferred Stock represented by the global certificate, as shown on the records of DTC (adjusted as necessary so that such payments are made with respect to whole shares of Series A Preferred Stock only), unless DTC has reason to believe that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in Series A Preferred Stock represented by the global certificate held through the DTC participants will be the responsibility of such DTC participants, as is the case with securities held for the accounts of customers registered in “street name.”

      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in Series A Preferred Stock represented by the global certificate to pledge their interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of their interest, may be affected by the lack of a physical certificate evidencing their interest.

      Furthermore, the laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global certificate to certain persons may be limited.

      DTC has advised us that it will take any action permitted to be taken by a holder of Series A Preferred Stock only at the direction of one or more DTC participants to whose account with DTC interests in the global certificate are credited and only in respect of the aggregate liquidation preferences of the Series A Preferred Stock represented by the global certificate as to which such DTC participant or DTC participants has or have given such direction. Redemption notices will be sent to DTC. If less than all of the shares of Series A Preferred Stock are being redeemed, we understand that it is DTC’s existing practice to determine by lot the amount of the interest of each participant to be redeemed.

      DTC has advised us and the underwriters that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934, as amended. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      Clearstream, Luxembourg has advised us and the underwriters that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveilance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

      Distributions with respect to interests in the Series A Preferred Stock held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream, Luxembourg.

      Euroclear has advised us and the underwriters that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

      The Euroclear Operator was launched on December 31, 2000, and replaced by Morgan Guaranty Trust Company of New York as the operator of and banker to the Euroclear system.

      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no records of or relationship with persons holding through Euroclear Participants.

      Distributions with respect to interests in the Series A Preferred Stock held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Global Clearance and Settlement Procedures

      Initial settlement for the Series A Preferred Stock will be made in immediately available funds. Secondary market trading between DTC’s participants will occur in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg customers and/or Euroclear participants will occur in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and the Euroclear System and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

      Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by its U.S. depositary; however, these cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in the clearing system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering interests in the securities to or receiving interests in the securities from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

      Because of time-zone differences, credits of interests in the Series A Preferred Stock received in Clearstream, Luxembourg or the Euroclear System as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Credits of interests or any transactions involving interests in the securities received in Clearstream, Luxembourg or the Euroclear System as a result of a transaction with a DTC participant and settled during subsequent securities settlement processing will be reported to the relevant Clearstream, Luxembourg customers or Euroclear participants on the business day following the DTC settlement date. Cash received in Clearstream, Luxembourg or the Euroclear System as a result of sales of interests in the securities by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

      Although DTC, Clearstream, Luxembourg and the Euroclear Operator have agreed to the foregoing procedures in order to facilitate transfers of interests in the securities among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform the foregoing procedures and these procedures may be changed or discontinued at any time.

FEDERAL INCOME TAX CONSEQUENCES

      The following discussion is a description of certain federal income tax considerations pertaining to our taxation as a REIT and the acquisition, ownership and disposition of our Series A Preferred Stock. Ropes & Gray LLP has acted as our special tax counsel, has reviewed this summary and is of the opinion that the discussion contained herein summarizes the federal income tax considerations that are material to a holder of our Series A Preferred Stock. This discussion is general in nature and not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a prospective shareholder in light of its particular circumstances or to certain types of shareholders (including, among others, insurance companies, financial institutions, broker-dealers, tax-exempt investors, trusts, estates, regulated investment companies, REITs, S corporations, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. In addition, special rules that are not discussed below may apply to you if, for example, you are subject to the alternative minimum tax provisions of the Code, hold the securities as part of a hedge, straddle, conversion or other risk-reduction or constructive sale transaction or through a partnership or similar pass-through entity or if you are a U.S. expatriate or your “functional currency” is other than the U.S. dollar.

      The information in this section and the opinion of Ropes & Gray LLP (discussed below) are based on the Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (“IRS”) and court decisions. The reference to IRS interpretations and practices includes IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. We have not received a ruling from the IRS concerning our qualification as a REIT. In each case, these sources are relied upon as they exist on the date of this prospectus supplement. We cannot assure you that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of existing law. Any change of this kind could apply retroactively to transactions preceding the date of the change. Therefore, we cannot assure you that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

      Each prospective holder of Series A Preferred Stock is advised both to review the following discussion and to consult with its own tax advisor regarding the specific federal income tax consequences it may face in light of any specific or unique circumstances resulting from the acquisition, ownership and sale of Series A Preferred Stock in an entity electing to be taxed as a REIT, and any state, local and foreign tax consequences and of potential changes in applicable tax laws.

Taxation of Koger as a REIT

      We were organized and elected to be taxed as a REIT in 1988. We believe that we were organized, have operated and that we will be able to continue to operate in such a manner as to meet the requirements for qualification and taxation as a REIT under the Code, and we intend to continue to operate in such a manner, although no assurance can be given that we will at all times so qualify.

      Ropes & Gray LLP has reviewed with our officers the organizational and operational requirements for REIT qualification. Based upon information and data provided by us in connection with that review, Ropes & Gray LLP is of the opinion that, for federal income tax purposes, (a) we have properly elected and otherwise qualified to be taxed as a REIT with respect to relevant taxable years ending prior to January 1, 2003, and (b) we are in a position to continue to qualify to be taxed as a REIT for our current taxable year and (c) our proposed method of operation will enable us to continue to qualify and be taxed as a REIT. Code provisions governing eligibility for taxation as a REIT are technical and complex. Qualification and taxation as a REIT depends in part upon an entity’s having met, and its ability to meet, as a factual matter, certain operating tests, distribution requirements, diversity of stock ownership requirements and other qualification tests imposed by the Code. It must be emphasized that Ropes & Gray LLP’s opinion is based in part on certain assumptions and the accuracy of representations as to factual matters made by us. Opinions of Ropes & Gray LLP have no binding effect or official status of any kind, and in the absence of a ruling from the IRS, there can be no assurance that the IRS will not challenge the conclusion or propriety of any of Ropes & Gray LLP’s opinions.

      In any year in which we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our REIT taxable income that we distribute currently to shareholders, but our shareholders will generally be taxed on dividends that they receive at ordinary income rates (other than dividends designated by us as capital gain dividends or qualified dividend income). This differs from non-REIT C corporations, which generally are subject to federal corporate income taxes but whose shareholders are currently taxed on dividends they receive at capital gains rates. In general, income earned by a REIT and distributed to its shareholders will be subject to less federal income taxation than if such income were earned by a non-REIT C corporation, subjected to corporate income tax, and then distributed to shareholders and subjected to tax at capital gain rates. However, we will be subject to corporate level tax on any of our income that is not distributed to our shareholders and in certain other circumstances. See “—Taxation of the Company” for a further discussion of this matter. As the discussion set forth below indicates, continued qualification as a REIT depends on our ability to meet Code requirements that may not be wholly within our control. Accordingly, no assurance can be given that we will be able to operate in a manner so as to remain qualified as a REIT in any particular year. If we fail to qualify as a REIT in any year, we will be subject to federal income tax as if we were a domestic corporation, and our shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, we could be subject to potentially significant tax liabilities, and the amount of cash available for distribution to our shareholders could be materially reduced. Moreover, a REIT that fails to qualify for REIT taxation in any year may not reelect REIT status for any taxable year prior to the fifth taxable year beginning after the taxable year of disqualification unless it can establish that its failure to qualify was due to reasonable cause and not due to willful neglect and it meets certain other requirements.

Requirements for Qualification as a REIT

      The Code defines a real estate investment trust as a corporation, trust or unincorporated association (a) which is managed by one or more trustees or directors; (b) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (c) that would be taxable as a domestic corporation but for Sections 856 through 860 of the Code; (d) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (e) the beneficial ownership of which is held by 100 or more persons; (f) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, after applying certain constructive ownership rules, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of any taxable year (the “five or fewer test”); (g) that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status; (h) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and regulations promulgated thereunder; and (i) that meets certain other tests, described below, under the headings “Asset Tests,” “Gross Income Tests” and “Annual Distribution Requirements.”

      We must meet requirements (a), (b), (c) and (d) listed in the preceding paragraph during the entire taxable year and must meet condition (e) must during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of meeting the five or fewer test above, the term “individual” includes a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes. A trust that is a qualified trust under Section 401(a) of the Code and that is exempt from tax under Section 501(a) of the Code generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of meeting the five or fewer test.

      In an effort to ensure compliance with the ownership tests described in clauses (e) and (f) above, our articles of incorporation contains certain restrictions on the acquisition and transfer of our capital stock to prevent concentration of our capital stock ownership that could adversely affect our qualification as a REIT. Moreover, to evidence compliance with these ownership requirements, we must maintain records which are generally intended to disclose the actual ownership of our outstanding stock. In fulfilling our obligations to maintain records, we are required to, and will demand, written statements each year from the record holders of designated percentages of our stock disclosing the actual owners of such stock. If we were to fail to comply with the demand letter requirement for any year, we would be subject to certain prescribed penalties. A list of those persons failing or refusing to comply with such demand must be maintained as part of our records. A shareholder failing or refusing to comply with our written demand is required by the Treasury Regulations to submit with his tax returns a similar statement disclosing the actual ownership of stock and certain other information. If we comply with the demand letter requirement, but do not know, and exercising reasonable diligence would not have known, whether we satisfied the five or fewer test, we will be treated as having met such requirement.

Asset Tests

      At the close of each quarter of our taxable year, we must satisfy a number of tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by “real estate assets,” cash, cash items and government securities. Our assets for purposes of these tests include our allocable share of all assets held by the entities in which we own an interest that are partnerships or qualified REIT subsidiaries for income tax purposes, and the subsidiaries of these partnerships that are partnerships for income tax purposes, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long term debt. Second, not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class. Third, except for securities in taxable REIT subsidiaries and qualified REIT subsidiaries, and the securities in the 75% asset class described above, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets. Fourth, except for securities in taxable REIT subsidiaries, qualified REIT subsidiaries and the securities in the 75% asset class described above, we may not own more than 10% of any one issuer’s outstanding voting securities or more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” exception discussed below. Fifth, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

      Securities, for the purposes of the asset tests, may include debt we hold from other issuers. However, debt we hold in an issuer will not be taken into account for purposes of the 10% value test if the debt securities meet the “straight debt” safe harbor and either (i) the issuer is an individual, (ii) the only securities of the issuer that we hold are straight debt or (iii) if the issuer is a partnership, we hold at least a 20% profits interest in the partnership. Debt will meet the straight debt safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors.

      Generally, a “qualified REIT subsidiary” is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. In effect, for federal income tax purposes the separate existence of a qualified REIT subsidiary is disregarded, although it may be subject to state and local taxation in some states.

      A “taxable REIT subsidiary” is an entity that is taxable as a corporation in which we directly or indirectly own stock and that elects with us to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of us. An entity will not qualify as a taxable REIT subsidiary, however, if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. If dividends are paid by one or more of our taxable REIT subsidiaries to us, then dividends from us to our shareholders, up to the amount of dividends we received from our taxable REIT subsidiaries, will generally be eligible to be subject to tax at reduced capital gains rates, rather than taxed at ordinary income rates.

      Generally, a taxable REIT subsidiary can perform impermissible tenant services and management services for third parties without causing us to receive impermissible income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to us. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements among us, our tenants and/or our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties. Our taxable REIT subsidiary is Koger Realty Services, Inc.

      With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary and is not an equity interest in an entity treated as a partnership for income tax purposes, we believe that our pro rata share of the value of such securities, including unsecured debt, of any such issuer does not exceed 5% of the total value of our assets and that we comply with the 10% voting securities limitation and 10% value limitation.

      After initially meeting the asset tests after the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the asset tests results from an increase in the value of our assets after the acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests. We cannot ensure that these steps always will be successful. If we fail to cure the noncompliance with the asset tests within this 30-day period, we could fail to qualify as a REIT.

Gross Income Tests

      There are currently two separate percentage tests relating to the sources of our gross income which must be satisfied for each taxable year. They are described below.

      The 75% Test. At least 75% of our gross income for the taxable year must be “qualifying income.” Qualifying income generally includes (a) rents from real property (except as modified below); (b) interest on obligations collateralized by mortgages on, or interests in, real property; (c) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of our trade or business; (d) dividends or other distributions with respect to shares in other REITs, as well as gain from the sale of such shares; (e) abatements and refunds of real property taxes; (f) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property; (g) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property and (h) certain income derived from the temporary investment of new capital.

      The 95% Test. In addition to deriving at least 75% of our gross income from the sources listed above, at least 95% of our gross income for the taxable year must be comprised of qualifying income, as described in the preceding paragraph, dividends, interest or gain from the sale or disposition of stock or other securities that are not dealer property, income from certain hedging investments or any combination of these. Dividends and interest on any obligation not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. For purposes of determining whether we comply with the 75% and 95% gross income tests, gross income does not include income from prohibited transactions. A “prohibited transaction” is a sale of interests in real property held primarily for sale to customers in the ordinary course of our trade or business and the sale of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property. See “—Taxation of the Company.”

      Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property. The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year.

      Generally, for rents to qualify as “rents from real property” for purposes of the gross income tests, we are only allowed to provide services that are both “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Income received from any other service will be treated as “impermissible tenant service income” unless the service is provided through an independent contractor that bears the expenses of providing the services and from whom we derive no revenue or through a taxable REIT subsidiary, subject to specified limitations. The amount of impermissible tenant service income we receive is deemed to be the greater of the amount actually received by us or 150% of our direct cost of providing the service. If the impermissible tenant service income with respect to a property exceeds 1% of our total income from that property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from that property, the income will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income itself will not qualify as rents from real property.

      We are a self-managed REIT and we provide certain services with respect to our properties and will provide such services with respect to any newly acquired properties. We believe, and have represented that, the services now provided by us are limited to services usually or customarily rendered in connection with the rental of space for occupancy only, and therefore that the provision of such services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. We have not and do not intend to (a) charge rent for any property that is based in whole or in part on the income or profits of any person (other than being based on a percentage of receipts or sales), (b) receive rents in excess of a de minimis amount from related party tenants, (c) derive rents attributable to personal property which constitute greater than 15% of the total rents received under the lease, (d) perform services that are not considered usual or customary or (e) perform services that are considered to be rendered to the occupant of property, other than through an independent contractor from whom we derive no income or a taxable REIT subsidiary.

      We own all of the voting stock of Koger Realty Services, Inc., a corporation that is taxable as a regular corporation and has elected to be a taxable REIT subsidiary. Koger Realty Services, Inc. has provided, and may in the future provide, management and leasing services for real properties owned by third parties. The income earned by Koger Realty Services, Inc. would be nonqualifying income if earned directly by us; because Koger Realty Services, Inc. is a taxable REIT subsidiary, such income will be earned by and taxed to Koger Realty Services, Inc. Dividends paid to us by Koger Realty Services, Inc. will be qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test.

      Even if we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (a) our failure to comply was due to reasonable cause and not to willful neglect; (b) we report the nature and amount of each item of our income included in the 75% and 95% gross income tests on a schedule attached to our tax return; and (c) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. If these relief provisions apply, however, we will still be subject to a special tax upon the greater of the amount by which we fail either the 75% or 95% gross income test for that year, multiplied by a fraction designed to reflect our profitability.

Annual Distribution Requirements

      In order to qualify as a REIT we are required to distribute dividends (other than capital gains dividends) to our shareholders each year in an amount at least equal to (a) the sum of (i) 90% of our REIT taxable income for such year (computed without regard to the dividends-paid deduction and the REIT’s net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (b) the sum of certain items of non-cash income. Such distributions as are required to maintain our REIT status must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the earlier year and if paid on or before the first regular dividend payment after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amounts at regular corporate tax rates; provided, however, that as discussed below under “Taxation of Domestic Shareholders,” our shareholders may claim a credit for taxes paid by us in respect of undistributed net capital gains if we so elect. Furthermore, if we should fail to distribute during each calendar year at least the sum of (A) 85% of our

REIT ordinary income for such year, (B) 95% of our REIT capital gain net income for such year, and (C) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amounts actually distributed. Dividends declared by us in October, November or December of a calendar year payable to shareholders of record on a specified date in any such month will be deemed to have been paid by us and received by each shareholder on December 31 of such year as long as they are actually paid in January of the following year.

      We intend to make timely distributions sufficient to satisfy the annual distribution requirements. However, it is possible that we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, due to timing differences between the actual receipt of income and the actual payment of expenses on the one hand and the inclusion of such income and the deduction of such expenses in computing our REIT taxable income on the other hand. Similarly, it is possible that, under some circumstances, a disposition of depreciated property by us may produce income or gain that exceeds the cash proceeds of such disposition available for distribution. To avoid any problem with the 90% distribution requirement, we will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary, may seek to sell assets or borrow funds in order to satisfy the distribution requirement. We may be required to raise funds at a time when market conditions are not favorable and loan covenants restrict borrowing.

      If we fail to meet the 90% distribution requirement as a result of an adjustment to our tax return by the IRS, we may retroactively cure any failure by paying a “deficiency dividend” (plus applicable penalties and interest) within a specified period if certain requirements are satisfied. However, should such a situation arise, there is no assurance that we will be in a financial position to pay a deficiency dividend.

Taxation of the Company

      In any year in which we qualify as a REIT, in general we will not be subject to federal income tax on that portion of our net income that we distribute to shareholders. This treatment substantially eliminates the “double taxation” on income at the corporate and shareholder levels that generally results from investment in a corporation. However, we will be subject to federal income tax as follows: First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains (although, as discussed below under “Taxation of Taxable Domestic Shareholders,” if we elect, our shareholders may claim a credit for taxes paid by us in respect of undistributed net capital gains). Second, under certain circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference, including alternative minimum taxable income attributable to our use of net operating loss carryforwards. Third, if we have (a) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100% tax. Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. We have represented that we hold our real property for investment with a view to long-term appreciation, are engaged in the business of acquiring, developing, owning and operating the properties and make such occasional sales of the properties as are consistent with our investment objectives. There can be no assurance, however, that the IRS would not contend that one or more of sales of our property is subject to the 100% penalty tax. Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed above) but have nonetheless maintained our qualification as a real estate investment trust because certain other requirements have been met, we will be subject to a 100% tax on the gross income attributable to the greater of either (a) the amount by which 75% of our REIT gross income exceeds the amount of its income qualifying under the 75% test for the taxable year or (b) the amount by which 90% of our REIT gross income exceeds the amount of its income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect our profitability. Sixth, if we should fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, we will be subject to a 100% penalty tax on some payments we receive (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among us or our tenants and our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties. Eighth, if we acquire any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and we subsequently recognize gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by us, then, to the extent of any built-in gain at the time of acquisition, such gain will be subject to tax at the highest regular corporate rate.

Taxation of Taxable Domestic Shareholders

      The following discussion of the taxation of persons owning Series A Preferred Stock in the Company is intended for taxable domestic shareholders only. As used herein, the term “domestic shareholder” means a holder of Series A Preferred Stock that for U.S. federal income tax purposes is (a) a citizen or resident of the United States, (b) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (c) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or it has a valid election in place to be treated as a U.S. person. This discussion assumes that the Series A Preferred Stock constitutes a capital asset in the hands of the shareholder.

Dividends and Other Distributions

      As long as we qualify as a REIT, distributions made to our taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and generally will not be eligible for the capital gains rate applicable to qualified dividends paid to individuals or the dividends-received deduction for corporations. The maximum rate of tax on ordinary income currently is 35%. To the extent designated by us, dividends, other than capital gain dividends, will be taxable to individual shareholders as net capital gain at the current maximum rate of 15% to the extent that they are (a) attributable to income on which we were subject to tax in the previous taxable year at the corporate level, either because we did not distribute such income or such income consists of gains from certain assets acquired from C Corporations, or (b) attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries, during the current taxable year. Distributions in excess of current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted tax basis of the holder’s shares, but rather will be treated as a return of capital and reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a holder’s shares, they will be included in income as long-term capital gain if the holder has held its shares for more than 12 months and otherwise as short-term capital gain. In addition, any dividend declared by us in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by us and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, such losses will be carried over by us for potential offset against our future income (subject to certain limitations). Taxable distributions from us and gain from the disposition of our capital stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any “passive activity losses” (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of shares of our capital stock (or distributions treated as such) will be treated as investment income only if the shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute each of (i) distributions taxable at ordinary income tax rates, (ii) capital gains dividends and (iii) returns of capital.

Capital Gain Dividends

      We may elect to designate distributions of our net capital gain as “capital gain dividends.” Capital gain dividends are taxed to domestic shareholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the domestic shareholder has held such shares of our capital stock. Designations that we make only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If we designate any portion of a dividend as a capital gain dividend, a domestic shareholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

      Instead of paying capital gain dividends, we may designate all or part of our net capital gain as “undistributed capital gain.” We will be subject to tax at regular corporate rates on any undistributed capital gain. A domestic shareholder (a) will include in its income as long-term capital gains its proportionate share of such undistributed capital gains, (b) will be deemed to have paid its proportionate share of the tax paid by us on such undistributed capital gains and receive a credit or refund to the extent that the tax we paid exceeds the domestic shareholder’s tax liability on the undistributed capital gain and (c) in the case of a domestic shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS. A domestic shareholder will increase the basis in its Series A Preferred Stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Our earnings and profits will be adjusted appropriately.

      We will classify portions of any designated capital gain dividend or undistributed capital gain as either (a) a 15% rate gain distribution, which would be taxable to non-corporate domestic shareholders at a maximum rate of 15% or (b) an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate domestic shareholders at a maximum rate of 25%. We must determine the maximum amounts that we may designate as 15% and 25% rate capital gain dividends by performing the computation required by the Code as if we were an individual whose ordinary income were subject to a marginal tax rate of at least 28%.

Qualified Dividend Income

      For the period from May 5, 2003 through December 31, 2008, the Jobs and Growth Tax Relief Reconciliation Act of 2003, signed into law on May 28, 2003, temporarily reduces long-term capital gain rates applicable to individuals, in general, to 15% with lower rates applying to taxpayers in the 10% and 15% rate brackets. During this period, “qualified dividend income” received by an individual will be taxed at the rates applicable to long-term capital gain. “Qualified dividend income” generally includes dividends received from domestic corporations and from certain qualified foreign corporations, provided that certain required stock holding periods are met. REIT dividends, other than capital gain dividends, generally do not constitute “qualified dividend income” and will continue to be taxed at ordinary rates. We may designate dividends received by an individual as qualified dividend income, however, to the extent we have qualified dividend income for the taxable year in which the dividend was paid, such as dividends from taxable REIT subsidiaries. Qualified dividend income of a REIT for this purpose also includes the sum of (a) the excess of the REIT’s “real estate investment trust taxable income” for the preceding year, which would typically include any income that the REIT did not distribute to shareholders, over the tax payable by the REIT on such income in the preceding year, and (b) the excess of the income of the REIT for the preceding year subject to the built-in gain tax on certain assets acquired from C corporations over the tax payable by the REIT on any such income in the preceding year.

      In order for some portion of the dividends received by shareholders to be qualified dividend income, we must meet holding period and other requirements with respect to some portion of the dividend paying stocks in our portfolio and you must meet holding period and other requirements with respect to our Series A Preferred Stock. A dividend will not be treated as qualified dividend income (at either the Company or shareholder level) (a) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 120-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, in the case of certain preferred stock, such as our Series A Preferred Stock, 91 days during the 180-day period beginning 90 days before such date), (b) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (c) if the recipient elects to have the dividend income treated as investment income for purposes of the limitation on deductibility of investment interest (d) if the dividend is received from a foreign corporation that is (i) not eligible for the benefits of a comprehensive income tax treaty with the United States (with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established securities market in the United States) or (ii) treated as a foreign personal holding company, foreign investment company, or passive foreign investment company.

Sale of Our Series A Preferred Stock

      On the sale of shares of our Series A Preferred Stock, a domestic shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on such sale and (b) the holder’s adjusted basis in such shares of our Series A Preferred Stock. Such gain or loss (unless recognized by a dealer in securities) will be capital gain or loss if the shares of our capital stock have been held as a capital asset. The applicable tax rate will depend on the holder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the holder’s tax bracket. Individuals, trusts and estates which have long-term capital gain or loss currently are subject to a maximum capital gain rate of 15%. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate holders) to a portion of capital gain realized by a non-corporate holder on the sale of REIT stock that would correspond to the REIT’s “unrecaptured 1250 gain.” Holders are advised to consult with their own tax advisors with respect to their capital gain tax liability. In general, any loss upon a sale or exchange of shares of our Series A Preferred Stock by a holder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from us required to be treated by such holder as long-term capital gains.

Redemption of Series A Preferred Stock

      The treatment accorded to any redemption by us (as distinguished from a sale, exchange or other disposition) of Series A Preferred Stock can only be determined on the basis of particular facts as to each holder of Series A Preferred Stock at the time of redemption. In general, a holder of Series A Preferred Stock will recognize capital gain or loss measured by the difference between the amount received upon the redemption and the holder’s adjusted basis in the Series A Preferred Stock redeemed (provided the shares are held as a capital asset) if such redemption (a) results in a “complete termination” of a holder’s interest in all classes of our capital stock under Section 302(b)(3) of the Code or (b) is “not essentially equivalent to a dividend” with respect to the holder under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only any Series A Preferred Stock owned by the holder, but also such holder’s ownership of common shares, other series of preferred stock and any options (including stock purchase rights) to acquire any of the foregoing. The holder also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

      If a particular holder owns (actually or constructively) no common shares or an insubstantial percentage of our capital stock, based upon current law, it is probable that the redemption of Series A Preferred Stock from such holder would be considered “not essentially equivalent to a dividend.” However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a holder of Series A Preferred Stock intending to rely on any of these tests at the time of redemption should consult its tax advisor to determine their application to its particular situation.

      If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the Series A Preferred Stock will be treated as a distribution on the Series A Preferred Stock. If the redemption is taxed as a dividend, the holder’s adjusted basis in the Series A Preferred Stock will be transferred to any other shareholdings of the holder of Series A Preferred Stock in the Company. If the holder of Series A Preferred Stock owns no other shares of our capital stock, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely. Proposed Treasury Regulations would, if adopted, alter the method for recovering your adjusted tax basis in any of our capital stock redeemed in a dividend equivalent redemption. Under the Proposed Treasury Regulations, you would be treated as realizing a capital loss on the date of the dividend equivalent redemption equal to the adjusted tax basis of the capital stock redeemed, subject to adjustments. The recognition of such loss would generally be deferred until the occurrence of specified events, such as, for example, you cease to actually or constructively own any shares of our beneficial interest. There can be no assurance that the Proposed Treasury Regulations will be adopted, or that they will be adopted in their current form.

Backup Withholding and Information Reporting

      We will report to our domestic shareholders and the IRS the amount of distributions paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to distributions paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us. The backup withholding tax rate is 28% for amounts paid through 2010 and it will be 31% for amounts paid after December 31, 2010.

Treatment of Tax-Exempt Shareholders

      Our dividends to a tax-exempt employee pension trust or other domestic tax-exempt shareholder generally will not constitute “unrelated business taxable income” (“UBTI”) unless the shareholder has borrowed to acquire or carry its shares of our capital stock or has used the security in a trade or business. However, for a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in our Series A Preferred Stock will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt holders should consult their own tax advisors concerning these “set aside” and reserve requirements. In addition, qualified trusts that hold more than 10% (by value) of the shares of certain REITs may be required to treat a certain percentage of such a REIT’s distributions as UBTI. This requirement will apply only if (i) the REIT would not qualify as such for Federal income tax purposes but for the application of a “look-through” exception to the “five or fewer test” applicable to shares held by qualified trusts and (ii) the REIT is “predominantly held” by qualified trusts. A REIT is predominantly held by qualified trusts if either (i) a single qualified trust holds more than 25% by value of the interests in the REIT or (ii) one or more qualified trusts, each owning more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income of the REIT. A de minimis exception applies where the percentage is less than 5% for any year. For these purposes, a qualified trust is any trust described in section 401(a) of the Code and exempt from tax under section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “five or fewer test” without relying upon the “look-through” exception. We have not in the past relied on the “look-through” exception to satisfy the “five or fewer” test and do not currently expect that we will rely on such exception for 2003 or future taxable years, although there can be no assurance that we will not so rely.

State and Local Taxes

      We and our shareholders may be subject to state or local taxation in various jurisdictions, including those in which we or such shareholders transact businesses or reside. The state and local tax treatment of us and our shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisers regarding the effect of state and local tax laws on an investment in our capital stock.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Series A Preferred Stock indicated below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
Total

      The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Series A Preferred Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Series A Preferred Stock offered hereby (other than those covered by the underwriters’ overallotment option described below) if any such shares are taken.

      The underwriters initially propose to offer part of the offering of shares of Series A Preferred Stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $ per share under the public offering price. Any underwriters may allow, and such dealers may reallow, a concession not in excess of $          a share to other underwriters or to certain dealers. After the initial offering of the Series A Preferred Stock, the offering price and other selling terms may from time to time be varied by the representative.

      We expect that the delivery of the shares of Series A Preferred Stock will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which is the fifth business day following the date hereof (the settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade the shares of Series A Preferred Stock on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the shares of Series A Preferred Stock initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of                               additional Series A Preferred Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering overallotments, if any, made in connection with the offering of the Series A Preferred Stock offered hereby. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Series A Preferred Stock as the number set forth next to such underwriter’s name in the preceding table bears to the total number of Series A Preferred Stock set forth next to the names of all underwriters in the preceding table.

      We expect to list the Series A Preferred Stock on the NYSE. Trading of the Series A Preferred Stock on the NYSE, if listing is approved, is expected to commence within 30 days after initial delivery of the Series A Preferred Stock. The underwriters have advised us that they intend to make a market in the Series A Preferred Stock prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the Series A Preferred Stock, however, and may cease market-making activities, if commenced, at any time.

      In order to facilitate the offering of the Series A Preferred Stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series A Preferred Stock. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the Series A Preferred Stock for their own account. In addition, to cover overallotments or to stabilize the price of the

Series A Preferred Stock, the underwriters may bid for, and purchase, Series A Preferred Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Series A Preferred Stock in the offering, if the syndicate repurchases previously distributed Series A Preferred Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series A Preferred Stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

      Certain of the underwriters or their affiliates have provided banking and other financial services to us or our affiliates from time to time for which they have received customary fees and expenses. Certain of the underwriters or their affiliates will in the future continue to provide banking and other financial services to us or its affiliates for which they will receive customary compensation.

PROVISIONS OF FLORIDA LAW

      We are subject to several anti-takeover provisions under Florida law. These provisions permit a corporation to elect to opt out of such provisions in its Articles of Incorporation or (depending on the provision in question) its by-laws. We have not elected to opt out of these provisions. The Florida Business Corporation Act (the “Florida Act”) contains a provision that prohibits the voting of shares in a publicly-held Florida corporation which are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (a) one-fifth or more but less than one-third of such voting power, (b) one-third or more but less than a majority of such voting power and (c) a majority or more of such voting power.

      Unless prohibited by its articles of incorporation, a Florida corporation’s shareholders may act by written consent of a majority of the shareholders without a meeting. Our articles of incorporation prohibit such shareholder consent without a meeting.

      The Florida Act also contains an “affiliated transaction” provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless (a) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder, (b) the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years, or (c) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares.

EXPERTS

      The financial statements and the related financial statement schedules incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

      The legality of the Series A Preferred Stock will be passed upon for us by Boling & McCart, a professional association, Jacksonville, Florida. Additionally, the legality of the Series A Preferred Stock, as well as certain tax matters, will be passed upon by Ropes & Gray LLP, Boston, Massachusetts, our special securities and tax counsel. Hunton & Williams LLP will act as counsel to the underwriters. As of August 29, 2003, Harold F. McCart, Jr., a member of the firm of Boling & McCart, owned 2,133 shares and options to purchase 25,000 shares of our common stock at an exercise price of $21.25 per share.

PROSPECTUS

$300,000,000

PREFERRED STOCK AND COMMON STOCK

KOGER EQUITY, INC.

          Koger Equity, Inc. (the “Company”) may offer from time to time, in one or more classes or series, (a) shares of its Preferred Stock, par value $.01 per share (the “Preferred Stock”), and (b) shares of its Common Stock, par value $.01 per share (the “Common Stock”), with an aggregate public offering price of up to $300,000,000 on terms to be determined at the time or times of offering. The Preferred Stock and the Common Stock (collectively, the “Securities”) may be offered, separately or together, in separate classes or series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a “Prospectus Supplement”).

      The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (a) in the case of Preferred Stock, the number of shares, the specific title, any dividend, liquidation, redemption, conversion or exchange, voting and other rights, and any initial public offering price, and (b) in the case of Common Stock, the number of shares and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust (a “REIT”) for federal income tax purposes.

      The applicable Prospectus Supplement will also contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

      The Securities may be offered directly, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See “Plan of Distribution.” No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES

UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

November 18, 1997

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR AN APPLICABLE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

TABLE OF CONTENTS

Available Information	3
Incorporation of Certain Documents by Reference	3
The Company	5
Use of Proceeds	5
Description of Common Stock	5
Description of Preferred Stock	7
Provisions of Florida Law	12
Ratios of Earnings to Fixed Charges	12
Plan of Distribution	13
Experts	14
Legal Matters	14

AVAILABLE INFORMATION

      The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission’s Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system, and such electronic versions are available to the public at the Commission’s World-Wide Web Site, http://www.sec.gov. Furthermore, the Common Stock is listed on the American Stock Exchange and similar information concerning the Company can be inspected and copied at the offices of the American Stock Exchange Inc., 86 Trinity Place, New York, New York 10006-1881.

      The Company has filed with the Commission a registration statement (the “Registration Statement”) (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The documents listed below have been filed by the Company under the Exchange Act with the Commission (File No. 1-9997) and are incorporated herein by reference:

(a) Annual Report on Form 10-K for the year ended December 31, 1996;

(b) Definitive proxy statement dated April 18, 1997 relating to the Annual Meeting of Shareholders held on May 20, 1997;

(c) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

(d) Current Reports on Form 8-K dated December 16, 1996, April 7, 1997, May 27, 1997 and October 1, 1997; and

(e) Description of Common Stock contained in Registration Statement on Form 8-A dated August 18, 1988, including any amendments thereto or reports filed for the purpose of updating such description.

      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

      Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to Koger Equity, Inc., 3986 Boulevard Center Drive, Jacksonville, Florida 32207, Attn: W. Lawrence Jenkins, Vice President and Secretary, telephone number (904) 398-3403.

THE COMPANY

      The Company is a self-administered and self-managed equity real estate investment trust (a “REIT”) which, as of September 30, 1997, owned, operated and managed 225 office buildings (the “Office Buildings”) of which 222 are in office centers (the “Koger Centers”) located in 13 metropolitan areas throughout the southeastern and southwestern United States and three of which are outside Koger Centers but in metropolitan areas where Koger Centers are located. The Office Buildings contain approximately 8.2 million net rentable square feet and were on average 92% leased as of September 30, 1997.

      The Company also owned, as of September 30, 1997, approximately 145 acres of unencumbered land held for development (the “Development Land”). A majority of the Development Land adjoins Office Buildings in ten Koger Centers and has infrastructure, including roads and utilities, in place.

      The Company is committed to providing a high level of tenant services, and provides leasing, management and other customary tenant-related services for each of the Koger Centers. In addition, the Company manages for third parties 22 office buildings containing approximately 1.3 million net rentable square feet. Including the Office Buildings, the Company manages a total of 247 office buildings containing approximately 9.5 million net rentable square feet through 16 management offices in eight states. The Company’s property management personnel have substantial leasing and marketing experience and have leased, or renewed leases for, approximately 1.9 million square feet of suburban office space during the first nine months of 1997.

      The Company was incorporated in Florida in 1988 for the purpose of investing in office buildings located in suburban office centers throughout the southeastern and southwestern United States. The Company has been self-administered since 1992 and self-managed since December 21, 1993.

      The principal executive offices of the Company are located at 3986 Boulevard Center Drive, Jacksonville, Florida 32207, and its telephone number is (904) 398-3403. Unless the context indicates otherwise, references in this Prospectus to the Company include all of the Company’s subsidiaries.

USE OF PROCEEDS

      Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities to repay certain indebtedness, for working capital and for general corporate purposes, which may include the acquisition of properties and the development, expansion and improvement of certain properties in the Company’s portfolio.

DESCRIPTION OF COMMON STOCK

General

      The Amended and Restated Articles of Incorporation of the Company (the “Restated Articles of Incorporation”) authorize the issuance of up to 100,000,000 shares of Common Stock. As of September 30, 1997, there were 21,886,921 shares of Common Stock issued and outstanding, and the Company had reserved 1,913,589 shares of Common Stock for issuance upon the exercise of stock options. In addition, as of September 30, 1997, the Company held 2,987,333 shares of Common Stock in treasury.

      The description of the Common Stock set forth below is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Restated Articles of Incorporation and the By-laws of the Company (the “By-laws”) and is also subject to any terms specified in the applicable Prospectus Supplement.

      Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors of the Company (the “Board of Directors”), out of funds legally available therefor. Payment and declaration of dividends on the Common Stock and purchases of shares thereof by the Company will be subject to certain restrictions if the Company fails to pay dividends on the Preferred Stock. See “Description of Preferred Stock.” Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts owing with respect to any outstanding Preferred Stock. Although the Company is authorized to issue up to 50,000,000 of Preferred Stock, par value $.01 per share, as of the date hereof, the Company has not issued any such shares. The Common Stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of Common Stock do not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all of the shares of Common Stock voting for the election of directors can elect all of the directors if they choose to do so and the holders of the remaining shares cannot elect any directors. Holders of Common Stock generally do not have preemptive rights, which means they have no right to acquire any additional shares of Common Stock that may be issued by the Company at a subsequent date. However, pursuant to a Stock Purchase Agreement dated as of October 10, 1996, between the Company and AP-KEI Holdings, LLC (“Apollo”), Apollo and its affiliates were granted such a right. The outstanding Common Stock is, and, when issued, the Common Stock to be issued in connection with this Prospectus will be, fully paid and nonassessable.

Restrictions on Ownership

      For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, after applying certain constructive ownership rules, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of any taxable year, and its capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Therefore, the Restated Articles of Incorporation contain certain provisions set forth below restricting the ownership and transfer of the Common Stock.

      Upon demand of the Company, each shareholder will be required to disclose to the Board of Directors in writing such information with respect to direct and indirect beneficial ownership of shares of the Company’s capital stock as the Board of Directors may deem necessary to comply with provisions of the Code applicable to the Company or to comply with the requirements of any other taxing authority or governmental entity or agency.

      The limitations on ownership of the Company’s capital stock may have the effect of discouraging tender offers or other takeover proposals. Such limitations do not apply to cash tender offers made for all of the outstanding shares of Common Stock in which two-thirds of the outstanding shares of Common Stock not held by the tender offeror or any affiliate or associate thereof are tendered and accepted for cash. In view of the importance to the Company of its tax treatment as a REIT, the Board of Directors believes that such limitations on ownership are necessary.

      The Restated Articles of Incorporation provide, subject to certain exceptions, that no person, or persons acting as a group, may acquire ownership in the aggregate of more than 9.8% of the shares of Common Stock outstanding at any time. In applying this limit, a person is deemed to own shares of Common Stock constructively owned by such person after applying the relevant constructive ownership rules of the Code. All shares of Common Stock which any person has the right to acquire upon exercise of outstanding rights, options and warrants, and upon conversion of any securities convertible into shares of Common Stock, if any, shall be considered outstanding for purposes of applying the 9.8% limit if such inclusion would cause such person to own shares in excess of such limit. In the event that the Board of Directors believes that the tax status of the Company as a REIT under the Code is jeopardized, or that any person has acquired ownership, whether direct, indirect or constructive, of in excess of 9.8% of the Company’s outstanding Common Stock (“Excess Shares”), the Board of Directors may, at its option, redeem a sufficient number of shares of Common Stock to protect and preserve the Company’s status as a REIT, as well as all Excess Shares. In the case of such a redemption, the subject shares of Common Stock will be redeemed by the Company at a price per share equal to the average closing prices over a 20-day period prior to the redemption date (or, if no such prices are available, as determined by the Board of Directors). From and after the redemption date, the holder of any shares of Common Stock called for redemption shall cease to be entitled to any distributions, voting rights and other benefits with respect to such shares of Common Stock, except the right to receive payment of the redemption price. Any transfer of shares of Common Stock that would prevent continued REIT qualification of the Company shall be void ab initio and any purported acquisition of shares of Common Stock resulting in disqualification of the Company as a REIT will be null and void. The Board of Directors has agreed subject to certain limitations, that so long as Apollo and its affiliates collectively hold no more than 25% of the then outstanding shares of Common Stock, no shares shall be deemed Excess Shares under the Restated Articles of Incorporation. As of September 30, 1997, Apollo held an aggregate of approximately 23% of the Common Stock. There are currently three representatives of Apollo on the Board of Directors of the Company.

Shareholder Rights Agreement

      On September 30, 1990, the Board of Directors adopted and entered into a Common Stock Rights Agreement (the “Rights Agreement”), pursuant to which the Company issued Common Stock purchase rights (the “Rights”). Under the Rights Agreement, one Right was issued for each outstanding share of Common Stock held as of October 1, 1990, and one Right attached to each share of Common Stock issued thereafter and will attach to each share of Common Stock issued in the future. Each Right entitles the holder thereof, upon the occurrence of certain events, to acquire shares of Common Stock with a market value of two times the exercise price of the Right, which Right becomes exercisable if any person (other than (a) the Company, (b) its subsidiaries, (c) employee benefit plans of the Company or its subsidiaries or any person or entity organized appointed or established pursuant thereto and (d) any Exempt Person (as defined in the Rights Agreement)), acquires 15% or more of the outstanding shares of Common Stock (the “Acquiring Person”). If any Exempt Person acquires shares of Common Stock in excess of the number of shares for which such Exempt Person is exempt, such Exempt Person will then be an Acquiring Person and will not be able to exercise his, her or its Rights. One of the events which will trigger the Rights is the acquisition or commencement of a tender offer, of 15% or more of the outstanding shares of Common Stock. The Rights are redeemable by the Company for $.01 and expire September 30, 2000. As of September 30, 1997, Apollo is an Exempt Person under the Rights Plan.

Transfer Agent and Registrar

      The transfer agent and registrar for the Common Stock is First Union National Bank.

DESCRIPTION OF PREFERRED STOCK

General

      The Company is authorized to issue 50,000,000 shares of Preferred Stock, par value $.01 per share, of which no shares were outstanding at September 30, 1997.

      Under the Restated Articles of Incorporation, the Board of Directors is authorized to issue the Preferred Stock from time to time in one or more classes or series and to establish from time to time the number of shares of Preferred Stock to be included in each such class and series and to fix the voting powers, conversion rights, designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions of each such class and series, without any further vote or action by stockholders. Unless otherwise designated in the Restated Articles of Incorporation (including any applicable amendments thereto), all series of Preferred Stock shall constitute a single class of Preferred Stock.

      The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Restated Articles of Incorporation (including any applicable amendments thereto) and the By-laws.

      Subject to limitations prescribed by Florida law and the Restated Articles of Incorporation, the Board of Directors is authorized to fix the number of shares constituting each class or series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or a duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

      Reference is made to the applicable Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

(a) The title of such Preferred Stock;

(b) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

(c) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

(d) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

(e) The procedures for any auction and remarketing, if any, for such Preferred Stock;

(f) The provision for a sinking fund, if any, for such Preferred Stock;

(g) The provision for redemption, if applicable, of such Preferred Stock;

(h) Any listing of such Preferred Stock on any securities exchange;

(i) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

(j) Any other specific terms, preferences, rights (including voting rights), limitations or restrictions of such Preferred Stock;

(k) A discussion of federal income tax considerations applicable to such Preferred Stock;

(l) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

(m) Any limitations on issuance of any Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

(n) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

Rank

      Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (a) senior to all Common Stock, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (b) on a parity with all equity securities issued by the Company, the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (c) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company. As used in the Restated Articles of Incorporation for these purposes, the term “equity securities” does not include convertible debt securities.

Dividends

      Holders of Preferred Stock of any series shall be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors. Dividends on any series of Preferred Stock will be cumulative from and after the date set forth in the applicable Prospectus Supplement.

      If any shares of the Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless full cumulative dividends have been or contemporaneously are declared and paid for all past dividend periods and a sum sufficient has been set apart for the payment of full dividends on the Preferred Stock of such series for the then current dividend period. When dividends are not paid in full (or a sum sufficient for such payment is not so set apart) upon the shares of Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon shares of Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of Preferred Stock of such series and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

      Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid for all past dividend periods and a sum sufficient has been set apart for the payment of full dividends for the then current dividend period, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set apart for payment or other distribution shall be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company, except (a) by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation or (b) by a redemption or purchase or other acquisition of Common Stock made for purposes of any employee incentive or benefit plan of the Company or any of its subsidiaries.

      Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

Redemption

      If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

      The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

      Notwithstanding the foregoing, unless full cumulative dividends on all shares of such series and any other series of Preferred Stock on a parity with such series as to dividends shall have been or contemporaneously are declared and paid for all past dividend periods and a sum sufficient has been set apart for the payment of full dividends for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of any series pursuant to any restrictions on ownership set forth herein or in any applicable Prospectus Supplement or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series. If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company.

      Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (a) the redemption date; (b) the number of shares and series of Preferred Stock to be redeemed; (c) the redemption price; (d) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (e) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (f) the date upon which the holder’s conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set apart by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares of Preferred Stock will terminate, except the right to receive the redemption price.

Liquidation Preference

      Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock, Excess Common Stock or any other class or series of capital stock of the Company ranking junior to any series of Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of such series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of any series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with such series of Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of such series of Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      If liquidating distributions shall have been made in full to all holders of shares of any series of Preferred Stock and the holders of any class or series of capital stock ranking on a parity with such series of Preferred

Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to such series of Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

Voting Rights

      Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

      Whenever dividends on any shares of Preferred Stock shall be in arrears for six or more quarterly periods, the holders of such shares of Preferred Stock upon which such voting rights have been conferred (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least 10% of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Preferred Stock for the past dividend periods shall have been fully paid or declared and a sum sufficient for the payment thereof set apart for payment. In such case, the entire Board of Directors will be increased by two directors.

      Under Florida law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote as a class upon any proposed amendment to the Restated Articles of Incorporation, whether or not entitled to vote thereon by the Restated Articles of Incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such series, increase or decrease the par value of the shares of such series or change the designations, rights, preferences or limitations of the shares of such series. In addition, unless provided otherwise for any series of Preferred Stock, so long as such series of Preferred Stock remains outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of such series of Preferred Stock then outstanding, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares, or (b) amend, alter or repeal the provisions of the Restated Articles of Incorporation (or any applicable amendments thereto), whether by merger, consolidation or otherwise (each an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that with respect to the occurrence of any Event, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Company may not be the surviving entity, the occurrence of such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of the holders of Preferred Stock; and provided, further, that (i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (ii) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion Rights

      The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company and the events requiring an adjustment of the conversion price.

Restrictions on Ownership

      The applicable Prospectus Supplement will set forth any restrictions on ownership applicable to any series of Preferred Stock.

Transfer Agent and Registrar

      The transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the Preferred Stock will be set forth in the applicable Prospectus Supplement.

PROVISIONS OF FLORIDA LAW

      The Company is subject to several anti-takeover provisions under Florida law. These provisions permit a corporation to elect to opt out of such provisions in its Articles of Incorporation or (depending on the provision in question) its by-laws. The Company has not elected to opt out of these provisions. The Florida Business Corporation Act (the “Florida Act”) contains a provision that prohibits the voting of shares in a publicly-held Florida corporation which are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (a) one-fifth or more but less than one-third of such voting power, (b) one-third or more but less than a majority of such voting power and (c) a majority or more of such voting power.

      The Florida Act also contains an “affiliated transaction” provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless (a) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder, (b) the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years, or (c) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares. A transaction with Apollo would be an “affiliated transaction” under the Florida Act thereby requiring the approval of the holders of two-thirds of the shares of outstanding Common Stock other than the shares held by Apollo.

RATIOS OF EARNINGS TO FIXED CHARGES

      The following table sets forth the Company’s consolidated ratios of earnings to fixed charges for the periods shown:

Nine Months
Ended September 30,				Year Ended December 31,

1997		1996		1996		1995		1994		1993		1992

2.30	x	1.53	x	1.67	x	2.21	x	1.17	x	1.21	x	1.08	x

      The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before income taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and the amortization of debt discounts and issue costs, whether expensed or capitalized.

      As of the date of this Prospectus, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and Preferred Stock dividends are unchanged from the ratios presented in this section.

PLAN OF DISTRIBUTION

      The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

      Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may offer and sell the Securities in exchange for one or more of its then outstanding issues of debt or convertible debt securities. The Company also may, from time to time, authorize underwriters acting as the Company’s agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

      Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

      If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers or other persons acting as the Company’s agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts (the “Contracts”) providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate number of Securities sold pursuant to the Contracts shall not be less nor more than, the amount or number, as the case may be, stated in the applicable Prospectus Supplement. Institutions with whom the Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. The Contracts will not be subject to any conditions except (a) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (b) if the Securities not covered by Contracts are being sold to underwriters, the Company shall have sold to such underwriters the number of the Securities less the number thereof covered by the Contracts. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such Contracts.

      Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

EXPERTS

      The consolidated financial statements and the related financial statement schedules which are incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim financial information for the periods ended March 31, 1997 and 1996, June 30, 1997 and 1996, and September 30, 1997 and 1996, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

LEGAL MATTERS

      The validity of the Securities will be passed upon for the Company by Boling & McCart, a professional association, 76 South Laura Street, Suite 700, Jacksonville, Florida 32202. Certain legal matters with respect to the Securities will be passed upon for any underwriters, dealers or agents by Cahill Gordon & Reindel (a partnership including a professional corporation), 80 Pine Street, New York, New York 10005.